Filed by Golden State Bancorp, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company:  Golden State Bancorp, Inc.
                                                  Commission File No. 000-29654


THE FOLLOWING IS A PRESS RELEASE ISSUED BY CITIGROUP INC. AND GOLDEN STATE BANCORP INC. ON AUGUST 22, 2002:


For Immediate Release
Citigroup Inc. (NYSE Symbol: C)
Golden State Bancorp Inc. (NYSE Symbol: GSB)
August 22, 2002


                  CITIGROUP AND GOLDEN STATE BANCORP ANNOUNCE
        PRELIMINARY RESULTS OF ELECTION REGARDING MERGER CONSIDERATION

      New York, New York and San Francisco, California - The preliminary results of elections made by Golden State stockholders as to the form of merger consideration to be received in the pending merger of Golden State with and into a subsidiary of Citigroup are:

     o    7.6% of the shares elected to receive cash;
     o    64.2% of the shares elected to receive Citigroup common stock; and
     o    28.2% of the shares did not make a valid election.


      Based on the preliminary election results and the closing price of Citigroup common stock on August 21 of $34.35 per share, and applying the proration provisions set forth in the merger agreement, the merger consideration to be received would be as follows:

     o stockholders making an election to receive cash would receive $35.68 in cash;
     o stockholders making an election to receive stock would receive 0.8210 of a share of Citigroup common stock and $7.47 in cash, as a result of proration; and
     o    non-electing stockholders would receive $35.68 in cash.

      The actual merger consideration will be computed using the formula in the merger agreement and will be based on, among other things, the actual number of shares of Golden State common stock outstanding immediately prior to the closing date, the results of the election process, and the value of Citigroup common stock for the five days immediately preceding the second day prior to the closing date. A press release announcing the final merger consideration will be issued as soon as practicable after the final merger consideration is determined.

                                     * * *

Citigroup (NYSE: C - News), the preeminent global financial services company with some 200 million customer accounts in more than 100 countries, provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, insurance, securities brokerage, and asset management. Major brand names under Citigroup's trademark red umbrella include Citibank, CitiFinancial, Primerica, Salomon Smith Barney, Banamex, and Travelers Life and Annuity. Additional information may be found at: www.citigroup.com.

Based in San Francisco, Golden State Bancorp (NYSE:GSB - News) is the publicly traded parent of California Federal Bank. Cal Fed is one of the largest California-based insured depository institutions, with $54 billion in assets, 8,800 employees and 352 branches in California and Nevada. The bank's primary operating subsidiaries are First Nationwide Mortgage Corporation, Cal Fed Investments and Auto One Acceptance Corporation. Cal Fed is a full-service, community-oriented bank serving consumers and business customers. More information on the companies is available online at www.goldenstate.com and www.calfed.com.

In connection with the proposed transaction, Citigroup and Golden State have filed a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the "Commission"). Investors and security holders are advised to read the proxy statement/prospectus, because it contains important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Citigroup and Golden State with the Commission at the Commission's web site at http://www.sec.gov. Free copies of Citigroup's filings may be obtained by directing a request to Citigroup, attention Citigroup Document Services, 140 58th Street, Suite 5i, Brooklyn, NY 11220; (877) 936-2737 (toll free); (718) 765-6514 (outside the
U.S.). Free copies of Golden State's filings may be obtained by directing a request to Golden State, Shareholder Relations, 135 Main Street, San Francisco, California 94105; Telephone: (415) 904-0188.

Contacts:
CITIGROUP
Press:                   Leah Johnson         (212) 559-9446
                         Christina Pretto     (212) 793-8217

Investors:               Sheri Ptashek        (212) 559-4658

Fixed Income Investors:  John Randel          (212) 559-5091

GOLDEN STATE BANCORP
Investors:               Fred Cannon          (415) 904-1451

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